

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2018

Philip M. Rice, II
Chief Financial Officer
Zivo Bioscience, Inc.
2804 Orchard Lake Rd., Suite 202
Keego Harbor, Michigan 48320

      Re: Zivo Bioscience, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 21, 2018
           File No. 000-30415

Dear Mr. Rice:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Healthcare & Insurance